COST OF LIVING INCREASE RIDER

We will periodically give you the opportunity to increase the face amount of your policy based on increases in the Consumer Price Index for All Urban Consumers, subject to the provisions of this Rider. No evidence that the Insured is insurable is required.

LIMITATIONS AND CONDITIONS These limitations and conditions apply:

1. Increases are available only on every 3rd Policy Anniversary, as measured from the Policy Date, and only when the amount of the increase is at least the minimum cost of living increase shown on the current Data Pages.

2. The amount of increase will be:

a. The lesser of the calculated increase ( as determined below) or the maximum cost of living increase shown on the current Data Pages;

                           LESS

b. The total of any face amount increases made during the prior year at a standard or preferred risk class.

3. Increases are subject to your acceptance, the provisions of this Rider and any other applicable policy provisions, including any exclusions or limitations.

THE CALCULATED INCREASE The calculated cost of living increase is based on the all-item Consumer Price Index for All Urban Consumers (CPI) as published by the United States Department of Labor. The increase amount is determined by multiplying your policy's current cost of living base (shown on the current Data Pages) by an increase factor. The increase factor will be:

1. CPI 6 months prior to the cost of living increase date

                                   DIVIDED BY

2. CPI 42 months prior to the cost of living increase date

                   LESS

3. 1.00

If use of the Index would result in a face amount decrease, no change in the face amount will be made.


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We will  substitute  what we believe is an  appropriate  index for the  Consumer
Price Index for All Urban Consumers if:

1. The Index is discontinued,  delayed, or otherwise not available for this use;
or

2. The composition or base of, or method of calculating the Index changes so that we consider it not appropriate for calculating the future cost of living increases.

MONTHLY POLICY CHARGE There is no cost associated with this rider. However, when it is exercised, the Monthly Policy Charge will be increased to cover the costs and charges for any increase in protection made under this Rider. This increase will be based on the risk class or classes shown on the current Data Pages. Please refer to your policy for more information on monthly policy charges.

DISABILITY BENEFITS If your policy has a rider that provides any benefits due to disability, we will increase such benefits when a cost of living increase occurs. For more information, see the Rider providing these benefits.

PLANNED PERIODIC PREMIUM Your planned periodic premium will be increased accordingly for any increase in protection made under this rider. Increases are subject to your acceptance. We will notify you of this increase. You will be sent new Data Pages reflecting the increase.

LIMIT ON COST OF LIVING BASE Your cost of living base may not be greater than the face amounts on your policy that have a standard or preferred risk class.

TERMINATION This Rider terminates, with no further cost of living increases available, on the first of:

1. The Policy Anniversary following the Insured's 55th birthday;

2. Any decrease in your Policy's face amount (except as a result of a partial surrender or a change in your death benefit option);

3. Your failure to accept a cost of living increase; or

4. The termination of your Policy.

REINSTATEMENT If this Rider terminates under 2, 3, or 4 above it will be reinstated:

1. Whenever an underwritten increase is made in your Policy's face amount, provided that increase is issued at a standard or preferred risk class;

2. If your Policy is reinstated at a standard or preferred risk class; or

3. Automatically on the Policy Anniversary following the Insured's 21st birthday, if terminated prior to that time.


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